Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

November 15, 2010

Re:	General Motors Company
Registration Statement on Form S-1
Registration File No. 333-168919

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 10,990 copies of the Preliminary Prospectus dated November 10, 2010 relating to the common stock offering and 10,086 copies of the Preliminary Prospectus dated November 10, 2010 relating to the Series B Mandatory Convertible Junior Preferred Stock offering of General Motors Company were distributed during the period November 10, 2010 through 12:00 p.m., Eastern time, November 15, 2010 to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of General Motors Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m. Eastern time on November 17, 2010, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Kenneth G. Pott
Name: Kenneth G. Pott
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Bill Contente
Name: Bill Contente
Title: Managing Director